Sub Item 77Q1e
EXHIBIT B
to the
Investment Advisory Contract

Federated Kaufmann Large Cap Fund

	For all services
rendered by Adviser hereunder,
the above-named Fund of the Federated
Equity Funds shall
pay to Adviser and Adviser agrees to
accept as full compensation for all
services rendered hereunder, an annual
investment advisory fee equal to 1.425%
of the average daily net assets of the
Fund.

	The portion of the fee based
upon the average daily net assets of
the Fund shall be accrued daily at the
rate
of 1/365th of 1.425% applied to the
daily net assets of the Fund.

	The advisory fee so accrued
shall be paid to Adviser daily.

	Witness the due execution
hereof this 17th day of September, 2007.

FEDERATED EQUITY FUNDS

By:  /s/ J. Christopher Donahue
Name: J. Christopher Donahue
Title:  President

FEDERATED EQUITY MANAGEMENT
COMPANY OF PENNSYLVANIA

By:  /s/ John B. Fisher
Name:  John B. Fisher
Title:  President and CEO

Current as of:  8/18/94